UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Elizabeth Arden, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

28660G106

(CUSIP Number)

M. Allison Steiner

Nightingale GP LLC

630 Fifth Avenue, Suite 2710

New York, New York 10111

(212) 218-6700

With a copy to:

Trevor S. Norwitz

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Nightingale Onshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 2,355,681(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 2,355,681(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,355,681
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,078,805 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,078,805 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale Offshore Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 3,000,650(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 3,000,650(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000,650
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 1,373,462 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 1,373,462 shares of common stock.

1	NAME OF REPORTING PERSON Nightingale GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,356,331(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,356,331(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital IV L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,356,331(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,356,331(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON PN

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Holdings IV L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,356,331(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,356,331(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

1	NAME OF REPORTING PERSON Rhône Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 5,356,331(1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 5,356,331(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,356,331
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.6%(2)
14	TYPE OF REPORTING PERSON OO

(1)	Includes warrants covering 2,452,267 shares of common stock exercisable in the next 60 days.
(2)	This calculation is based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, based on information contained in the Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on August 25, 2014, by the Issuer and warrants covering 2,452,267 shares of common stock.

This Amendment No. 4 (this “Amendment”) amends the Schedule 13D, and related amendments, filed by the following entities (collectively referred to herein as the “Reporting Persons” and each as a “Reporting Person”) with the U.S. Securities and Exchange Commission on August 22, 2014 (as previously amended, the “Initial Statement”):

(a)	Nightingale Onshore Holdings L.P., a Delaware limited partnership and Nightingale Offshore Holdings L.P., a Delaware limited partnership (the “Purchasers”).

(b)	Nightingale GP LLC, a Delaware limited liability Issuer.

(c)	Rhône Capital IV L.P., a Delaware limited partnership.

(d)	Rhône Holdings IV L.L.C., a Delaware limited liability Issuer.

(e)	Rhône Capital L.L.C., a Delaware limited liability Issuer.

Capitalized terms used in this Amendment but not otherwise defined herein have the meanings ascribed to such terms in the Initial Statement. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Initial Statement.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

The Reporting Persons funded the acquisition of the shares of the Common Stock of the Issuer with cash on hand of approximately $50 million.

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The previously announced tender offer expired in accordance with its terms at Midnight, New York City time, at the end of October 1, 2014. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Purchasers that 2,874,320 shares of Common Stock have been validly tendered and not withdrawn in the tender offer. This represents approximately 9.64% of the shares of Common Stock outstanding at the commencement of the tender offer, based on 29,811,655 shares of Common Stock outstanding as of August 21, 2014, as disclosed in the Annual Report on Form 10-K filed by the Issuer with the U.S. Securities and Exchange Commission on August 25, 2014. Purchasers accepted for purchase all validly tendered shares of Common Stock and will promptly pay for the shares of Common Stock accepted for purchase in accordance with the terms of the tender offer.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add:

Pursuant to the tender offer described under Item 4, the Reporting Persons acquired 2,874,320 shares of Common Stock.

In addition, the Reporting Persons acquired 29,744 shares of Common Stock in open market purchases after the expiration of the tender offer.

Following the transactions described above, Nightingale Onshore Holdings L.P. and Nightingale Offshore Holdings L.P. directly hold 2,904,064 shares of Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 7, 2014	Nightingale Onshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale Offshore Holdings L.P.

By: Nightingale GP LLC, its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Nightingale GP LLC

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Manager

Rhône Capital IV L.P.

By: Rhône Holdings IV L.L.C., its general partner

	By:	/s/ Franz-Ferdinand Buerstedde
	Name:	Franz-Ferdinand Buerstedde
	Title:	Authorized Signatory

Rhône Holdings IV L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Authorized Signatory

Rhône Capital L.L.C.

By:	/s/ Franz-Ferdinand Buerstedde
Name:	Franz-Ferdinand Buerstedde
Title:	Manager